UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Berliner Wasserbetriebe will appeal the decision
of the German Federal Cartel Office against it

Paris, June 12, 2012.  Berliner Wasserbetriebe (“BWB”), the public law company in charge of managing water services for the city of Berlin, received notice of the German Federal Cartel Office’s (“Bundeskartellamt” or “FCO”) decision concluding the FCO’s investigations in relation to Berlin drinking water tariffs.

This decision encompasses, among other things, a decrease in BWB’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers, of 17% to 18% as compared to 2011 (reference year), for the next four years. It should be implemented by 31 December 2013.

Following a decision of its supervisory board on 6 June 2012, BWB announced that it will  appeal this decision before the Higher Regional Court of Düsseldorf, with the support of all the parties involved.

Veolia Water is currently evaluating the consequences of the possible implementation of this decision considering the applicable regulatory and contractual provisions.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,651 employees in 69 countries, Veolia Water provides water service to 103 million people and wastewater service to 73 million. Its 2011 revenue amounted to €12.617 billion. www.veoliaeau.com

Contact: Marie-Claire Camus  +33 1 71 75 06 08
Sandrine Guendoul  +33 1 71 75 12 52

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 13, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer